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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69150

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 _____ AND ENDING 12/31/2018 _____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **eBond Securities, LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 6th Floor
_____
(No. and Street)

New York   NY   10017
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
_____
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd. #32   Marietta   GA   30062
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, M chaelFaiw eaher _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eBond Securities, LLC _____ , as of December 31 _____ , 20 18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

CEO

Title

MARILYN CAMPBELL
NOTARY PUBLIC-STATE OF NEW YORK
NO 01CA6337258
QUALIFIED IN KINGS COUNTY
MYCOMMIS SIONEXPIRES02-22-2020
Notary Public   *Marilyn Campbell*

This report** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
eBond Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of eBond Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of eBond Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of eBond Securities, LLC 's management. Our responsibility is to express an opinion on eBond Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of eBond Securities, LLC's financial statements. The supplemental information is the responsibility of eBond Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	25,894
CRD account deposit		343
Total assets	$	26,237

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		26,237
Total liabilities and member's equity	$	26,237

The accompanying notes are an integral part of these financial statements.

2

eBond Securities, LLC
A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

eBond Securities, LLC (the "Company"), a Delaware limited liability company formed on March 11, 2011, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").   The Company received its approval for membership on May 13, 2013. The Company operates from the state of New York.

eBonds are standard corporate bonds with an expanded bond indenture that allows an eBond to be exchanged for series of enhanced eBonds that differ only with respect to their degree of credit enhancement, ranging from zero to 100%, and vice versa, at any point in time during the life of the eBond. The credit protection in the enhanced eBonds is provided by an exchange-cleared standard credit default swap contract funded by the enhanced eBonds investor and held for their benefit by the bond indenture trustee. In the event of an issuer default, enhanced eBonds are prepaid at par with the proceeds from the CDS settlement.

The Company intends to provide consulting services to eBond issuers and operate an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from contracts with customers

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. There was no revenue in 2018.

Development Stage Company and Going Concern

The Company has been in the development stage since its formation and has not realized any revenue from operations. The company is currently engaged in starting up the business of providing consulting services to eBond issuers and operating an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa. The managing member plans to continue funding the Company until the Company becomes self-sustaining.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $25,894 which was $20,894 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") with the Parent wherein the Parent provides certain rent, facility, and office services the terms of which are month to month. Such expenses are a component of office, general and admin expense on the statement of operations. The Company incurred $3,023 of expenses for the year-ended December 31, 2018 in connection with the Agreement. There was no amount payable to or receivable from the Parent as of December 31, 2018.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2018.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 15, 2019, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.